MEDIA	INVESTORS
Jean- Marc Podvin	Sanjay Gupta
33-1-53-77-42-23	33-1-53-77-45-45
jean- marc.podvin@sanofi-aventis.com	sanjay.gupta@sanofi-aventis.com

LOVENOX® PATENT INFRINGEMENT SUIT DECIDED AGAINST SANOFI -AVENTIS

Paris, France – February 9, 2007 - Sanofi-aventis announced today that the U.S. District Court for the Central District of California has ruled against sanofi-aventis in its patent infringement suit against Amphastar and Teva.

Sanofi-aventis is currently evaluating its options for further legal recourse and will continue to vigourously defend its intellectual property rights .

While several companies have requested marketing approval from the FDA for their products alleged to be generic versions of Lovenox®, sanofi-aventis has not learned to date of any FDA approval of these requests.

About sanofi-aventis

Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward- looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Media and Brand Communications:Salal Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com